SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

               POLARIS INDUSTRIES PARTNERS L.P.
                        (Name of Issuer)

             Units of Beneficial Assignment of Class
            A Limited Partnership Interests ("BACs")
                 (Title of Class of Securities)

                          731069 10 0
                         (CUSIP Number)

                      Victor K. Atkins, Jr.
                     EIP Capital Corporation
                      33 Flying Point Road
                     Southampton, NY  11968
                        (516) 283-1915
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 27, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


                     Page 1 of   6    Pages

                               SCHEDULE 13D


CUSIP No.  731069 10 0              Page   2    of   6    Pages



1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  EIP Associates L.P.


 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                  (a)|   |
                                                   (b)|   |

3  SEC USE ONLY


4  SOURCE OF FUNDS*
       00


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


NUMBER OF      7    SOLE VOTING POWER
SHARES
BENEFICIALLY   8   SHARED VOTING POWER   0
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER   0
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
12                                |    |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14  TYPE OF REPORTING PERSON*
      PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  731069 10 0             Page   3    of   6    Pages
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       EIP Capital Corporation

 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                (a)|   |
                                 (b)|   |

3   SEC USE ONLY

4  SOURCE OF FUNDS*
      00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF       7   SOLE VOTING POWER
SHARES
BENEFICIALLY    8   SHARED VOTING POWER   less than 5%
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER
REPORTING
PERSON         10   SHARED DISPOSITIVE POWER   less than 5%
WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 5%

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
12                                              /  /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      less than 5%

14  TYPE OF REPORTING PERSON*
             CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D
CUSIP No.  731069 10 0              Page   4    of   6    Pages
1  NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Victor K. Atkins, Jr.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                   (a)|   |
                                     (b)|   |
3  SEC USE ONLY

4  SOURCE OF FUNDS*
      00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

NUMBER OF       7   SOLE VOTING POWER
SHARES
BENEFICIALLY    8   SHARED VOTING POWER   less than 5%
OWNED BY
EACH            9   SOLE DISPOSITIVE POWER
REPORTING
PERSON         10   SHARED DISPOSITIVE POWER   less than 5%
WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 5%

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*
12                                             /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 5%

14  TYPE OF REPORTING PERSON*
      IN
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        Page 5 of 6
Item 5.  Interest in Securities of the Issuer.


     On January 6, 1994, EIP Associates L.P. ("EIP Associates") converted its 850,000 Second Rights to acquire BACs of Polaris Industries Partners L.P. into 850,000 BACs. On January
 27, 1994, EIP Associates distributed all of such BACs to its partners in the following amounts: 382,500 to Victor
K. Atkins, Jr., 382,500 to EIP I L.P. (formerly Hutton EIP L.P.)
and 85,000 to EIP
Capital Corporation. As a result of such distribution, each of the filing persons named on the signature page hereof has ceased to be the beneficial owner of more than five percent of the BACs.

                                           Page 6 of 6
                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 31, 1994

                              EIP ASSOCIATES L.P.

                              By:  EIP Capital Corporation,
                                   as Managing General Partner

                              By:  /s/ Victor K. Atkins, Jr.
                                   Victor K. Atkins, Jr.
                                   President, Secretary and
                                   Treasurer

                              EIP CAPITAL CORPORATION

                              By:  /s/ Victor K. Atkins, Jr.
                                   Victor K. Atkins, Jr.
                                   President, Secretary and
                                   Treasurer

                               /s/ Victor K. Atkins, Jr.
                              Victor K. Atkins, Jr.